Exhibit 99.2
US Manufacturing Dave Kessner, VP Manufacturing 30 September 2009

2 Manufacturing is a key enabler in achieving James Hardie's business strategy, through: Meeting market reliability standards in regards to quality and service Continuing to fund growth initiatives through the returns generated by operating high efficiency/low unit cost facilities Adopting technologies to effectively support our product leadership position Creating a sustainable manufacturing model through a planned organizational approach Role of Manufacturing

3 3 Manufacturing Model

4 Manufactured cost equation: $ spent / volume produced High focus on numerator in equation above since denominator (volume) is out of our control Focus on treating all costs (except depreciation, tax and insurance) as variable Minimize waste More complex product mix and higher amount of SKUs resulted in shorter production runs Manufacturing Approach to Downturn

5 Key Areas of Success: Direct labor per unit remains relatively flat Compressible spend per unit remains relatively flat Negotiated reductions in key raw material prices Opportunities for savings in energy usage Experimented with alternative materials to reduce cost and maintain quality Developed better model for matching supply and demand and allowing flexibility Improved ability to manufacture more complex SKU mix JH conversion cost metrics has enabled better internal plant benchmarking Manufacturing Approach to Downturn (continued)

6 Upward trend is function of product mix changes, not volume reductions Direct Labor Headcount FY06 FY07 FY08 FY09 Q1 FY10 Headcount Labor $/mstdft

7 Improved focus on getting more value for every $ of maintenance spend Controllable Spend Controllable Spend - $/unit FY04 FY05 FY06 FY07 FY08 FY09 Q1 FY10

8 Currently operating at approximately 35% of capacity Model enables ability to flex up or down relatively quickly and cost effectively (+/- 200 mmsf) Do not anticipate new flat sheet plant capacity for 3-5 years We will invest in additional C+ capacity, expect $5-15 million per annum over next 3-5 years Will continue to have maintenance capex in the range of $5-15 million/year Will likely have other investments to support new products Time needed to either ramp-up existing production lines or re-commission closed plants is minimal Capacity

9 USA - Capital Expenditures $75 $143 $149 $31 $20 $21 $31 $35 $42 $43 $0 $20 $40 $60 $80 $100 $120 $140 $160 FY05 FY06 FY07 FY08 FY09 Capex Depreciation US$ Millions

10 Zero to Landfill program launched in FY08 Goal has been to reduce waste at the sheet machine Cross Functional Project Teams Facilities currently operating at record yield levels Zero to Landfill

11 Pulp: NBSK at unsustainable low levels in past 3 quarters but currently trending up Continue to blend different types of pulp Cement: Have had success in negotiating lower prices in several markets Demand remains low and probably will stay low in the short term Utilities: Natural gas prices very low currently Expected to remain low in the short term Other raw material: Prices have also trended down as a result of weak economic conditions Raw Materials

12 NBSK Pulp Index and Natural Gas Index NBSK PULP PRICE INDEX 635 $885 $400 $500 $600 $700 $800 $900 $1,000 FY05 FY06 FY07 FY08 FY09 FY10 $/ton NBSK Price NYMEX NATURAL GAS INDEX $13.1 $13.9 $3.3 $0.00 $3.00 $6.00 $9.00 $12.00 $15.00 FY05 FY06 FY07 FY08 FY09 FY10 $/mmbtu Natural Gas Price

13 Goal = 2 and 20 Key Safety Initiatives: 90% of injuries behavioral based. Programs focused on impacting behaviors Pre-shift stretching program to reduce risk of strain to employees Increased focus on plant housekeeping to reduce trip/slip hazards Safety

Plant Labor Turnover

James Hardie



Percentage
Q1FY06
Q2FY06
Q3FY06
Q4FY06
Q1FY07
Q2FY07
Q3FY07
Q4FY07
Q1FY08
Q2FY08
Q3FY08
Q4FY08
Q1FY09
Q2FY09
Q3FY09
Q4FY09
Q1FY10
Quarters

14

15 Raw materials expected to slowly increase as macro-economic conditions improve Unit cost of goods sold expected to benefit from higher volume as market comes back Will leverage lessons from the downturn to keep compressible spend low as volume increases Modest upside on labor overhead (plant management team) Expectations Going Forward